Exhibit 21.1

LIST OF SUBSIDIARIES

NAME OF SUBSIDIARY	JURISDICTION OF INCORPORATION

Raptor Pharmaceuticals Inc. (formerly known as Raptor Therapeutics Inc.), wholly-owned subsidiary of Registrant	Delaware, United States
Raptor European Products, LLC, wholly-owned subsidiary of Raptor Pharmaceuticals Inc.	Delaware, United States, business office in Grand Cayman
RPTP European Holdings C.V., wholly-owned subsidiary of Raptor Pharmaceuticals Inc. and Raptor European Products, LLC	Registered in the Netherlands, business office in Grand Cayman
Raptor Pharmaceuticals Europe B.V., wholly-owned subsidiary of RPTP European Holdings C.V.	The Netherlands
Raptor Pharmaceuticals France SAS, wholly-owned subsidiary of Raptor Pharmaceuticals Europe B.V.	France